EXHIBIT 11

CACI INTERNATIONAL INC AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
(amounts in thousands, except per share data)

Year ended June 30,	2000	1999	1998

Net income	$38,412	$14,170	$11,715

Average shares outstanding during the period	11,310	10,896	10,779

Dilutive effect of stock options after application of treasury stock method	267	324	374

Average number of shares and equivalent shares outstanding during the period	11,577	11,220	11,153

Basic earnings per share	$3.40	$1.30	$1.09

Diluted earnings per share	$3.32	$1.26	$1.05